SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Doordash, Inc.

NAME OF PERSON RELYING ON EXEMPTION:CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION:1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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May 27, 2021

Dear DoorDash Shareholders,

We urge you to join us in voting AGAINST Director Tony Xu (Item 1a), the only board member seeking re-election this year at the annual meeting for DoorDash, Inc. (NYSE: DASH) on June 22, 2021.

As a recently IPOed company, DoorDash has failed to provide a governance framework that holds its board accountable to all its shareholders. DoorDash’s dual-class share structure, with no reasonable sunset period, denies public investors an accountable governance structure through which to monitor and protect their investment, and grants an extraordinarily high concentration of voting power to a single executive. DoorDash’s dual-class structure prevents the company from being included in multiple major indexes compiled by S&P, including the S&P 500. In addition, the company’s classified board structure limits long term investors from effectively voicing their concerns with the company’s board during a critical time in DoorDash’s growth.

We urge DoorDash shareholders to vote AGAINST Director Tony Xu, CEO and co-founder, the only director up for re-election this year, for the following reasons:

  Public shareholders are at risk from competitive and regulatory challenges to DoorDash’s business model that may not be addressed unless the board is accountable to all its shareholders, a scenario that is nearly impossible under the company’s current governance regime.
  The company’s dual-class structure with no reasonable sunset period creates a misalignment between the company’s public shareholders who are economically exposed and founders Tony Xu, Stanley Tang, and Andy Fang, who control 70.7% of the voting power, but directly own 12.5% of the overall outstanding stock.1
  The company’s classified board structure leaves shareholders with limited means of expressing dissatisfaction with the company’s directors, stripping shareholders of a critical communication tool with the company’s board.

The CtW Investment Group works with union-sponsored pension funds to enhance long-term stockholder value through active ownership. The funds the Investment Group works with have over $250 billion in assets under management and are substantial DoorDash shareholders. We previously engaged with DoorDash in a letter dated December 7, 2020, concerning its dual-class voting structure.2

1DoorDash 2021 Proxy Statement, p.53-54. The voting share for the insider founders is 0.04% based on Class A shares and 70.7% based on Class B shares.

2 Letter from CtW Investment Group to DoorDash Directors Sona Brown, L. John Doerr, Jeffrey Housenbold, Jeremy Kranz, Alfred Lin, Stanley Meresman and Maria Renz, dated Dec. 7, 2020, available at https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/5fce5a2405ddc9599d539bb4/1607359013193/CtW+to +DoorDash+dual+class+12-4-20+final.pdf.

Challenges to DoorDash’s Profitability Require an Effective Board Accountable to All Shareholders

The lack of a governance structure through which investors can monitor and protect their investment at DoorDash is particularly troubling given competitive and regulatory risks to the viability of its business model. DoorDash has incurred net losses in each year since its founding in 2013. Profitability faces strong headwinds in the fast-evolving market of on-demand local food delivery logistics, particularly given the low cost to switch to alternative platforms for consumers, delivery service providers, and merchants. The pandemic provided a boon to orders for DoorDash during 2020, but also resulted in temporary caps on high fees imposed on an ailing restaurant industry, some of which the company acknowledges may become permanent. A recent study corroborated the sector’s weak forecast, finding that 69% of the 2020 growth in the U.S. food delivery industry was related to the pandemic.3 Despite stronger than expected first quarter results attributable to a staggered re-opening across the U.S., DoorDash itself has stated that it does not expect pandemic-related growth to continue following a widespread rollout of the COVID-19 vaccine. Further, Doordash faces stiff competition from rivals like Uber Eats and soon to be acquired GrubHub, and its efforts to expand into delivery markets beyond restaurants, such as convenience stores and groceries, are nascent.

Doordash’s independent contractor employment model is increasingly under fire in the U.S. and Europe. In the U.S., President Biden pledged to address worker misclassification during his campaign, promising to “aggressively pursue employers who violate labor laws, participate in wage theft, or cheat on their taxes by intentionally misclassifying employees as independent contractors.”4 On May 5, 2021, U.S. Labor Department Secretary Martin Walsh pledged to “stop the erosion of worker protections.”5 Walsh’s comments in the media discussing his agency’s tougher stance against the independent contractor employment model caused sharp declines in stock prices for tech gig companies, including DoorDash. The California Supreme Court’s landmark 2018 Dynamex decision made independent contractor classification more difficult by applying a stricter “ABC test,” which excludes workers whose duties are within the “usual course of the hiring entity’s business” from being classified as contractors.6 Although the scope of the Dynamex standard within California remains the subject of ongoing litigation, the Dynamex model has been a template for other legislation. The Protecting the Right to Organize (PRO) Act of 2021, currently awaiting Senate consideration, would also mandate the stricter “ABC test” for purposes of unionizing. In recent years, several states have been considering legislation using the stricter tests and New Jersey, Virginia, and Massachusetts have already enacted more stringent standards to curb the misclassification of workers.

3 Elliot Shin Oblander and Daniel McCarthy, “How has COVID-19 Impacted Customer Relationship Dynamics at Restaurant Food Delivery Businesses?”, Apr. 16, 2021, available at https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3836262. See also

Laura Forman, “DoorDash May Not Deliver at This Price”, Wall Street Journal, May 19, 2021, available at https://www.wsj.com/articles/doordash-may-not-deliver-at-this-price-11621422003.

4 Biden Harris Campaign, “The Biden Plan for Strengthening Worker Organizing, Collective Bargaining, and Unions”, available at https://joebiden.com/empowerworkers/.

5 U.S. Department of Labor, “US Department of Labor to Withdraw Independent Contractor Rule”, News Release, May 5, 2021, available at https://www.dol.gov/newsroom/releases/whd/whd20210505. See also Nandita Bose, “U.S. Labor Secretary supports classifying gig workers as employees”, Reuters, Apr. 29, 2021, available at https://www.reuters.com/world/us/exclusive-us-labor-secretary-says-most-gig-workers-should-be-classified-2021-04-29/.

6 Cynthia Flynn, “B is for Beware: Companies Should Heed Factor ‘B’ of the New Dynamex ‘ABC’ Test”, Verdict Magazine Volume ll 2018, available at https://hacklerflynnlaw.com/new-dynamex-abc-test-for-independent-contractors/.

DoorDash is also reportedly eyeing expansion into Europe, where there is also growing pushback to the independent contractor employment model. In the first 3 months of 2021 alone, the U.K. Supreme Court declared Uber drivers to be employees entitled to benefits such as paid holidays, minimum wages, and pensions; Spain became the first European country to deem food delivery drivers to be employees; and the European Commission launched a consultation on whether gig workers should be given the same employment rights as other workers. European-based investors refusing to take part in the Deliveroo IPO in March 2021 cited concerns of increased legislation around social issues.

The momentum towards stricter worker classification regulation presents a considerable threat to DoorDash. In treating delivery persons (known as “Dashers”) as independent contractors, the company avoids the costs of employee minimum wage requirements, workers compensation and unemployment taxes, and other benefits. DoorDash discloses in its latest financial statements that “(a) reclassification of Dashers or delivery service providers… would have an adverse impact on our business, financial condition, and results of operations.7

In continuing with its independent contractor employment model, DoorDash discloses it has faced considerable legal proceedings related to Dasher classification, which it says have increased in volume since the Dynamex ruling in California. DoorDash discloses it has already incurred $182 million in settlement costs and legal expenses related to worker classification.

Dual-class Creates Misalignment of Control and Economic Exposure

DoorDash’s dual-class structure has prevented it from being included in multiple major indexes compiled by S&P, including the S&P 500. It provides Tony Xu, Stanley Tang, and Andy Fang 20 votes for every one vote held by public shareholders, enabling the founders to exercise 70.7% of the voting power at the company despite their owning 12.5% of DoorDash shares. This arrangement imposes a significant gap between those who exercise control over the company, and those who have economic exposure to the consequences of that control. Moreover, an agreement between the three founders allows CEO Xu to exercise their full combined voting power, a colossal degree of control for a single individual who personally owns only about 4.7% of shares outstanding.

The perils of dual-class stock are well documented. Dual-class stock effectively permits certain shareowners to maintain outsized control of the company despite a smaller economic stake than the company’s other public shareholders. This economic imbalance not only insulates directors from being held accountable for their actions but may lead to entrenched management. Studies have shown that after an IPO, the valuation premium of dual-class stock compared to single class stock diminishes over time, making a robust sunset provision even more important. The Council of Institutional Investors has generally called for a time-based sunset of seven years or less. This best practice is further supplemented by former SEC Commissioner Robert Jackson’s research that found that “seven or more years out from their IPOs, firms with perpetual dual-class stock trade at a significant discount to those with sunset provisions.”8 Several large investors, including Legal & General Investment Management and BMO Global Asset Management, also declined the Deliveroo dual-class IPO due to the fact that the

7 DoorDash quarterly report for the period ended Mar. 31, 2021, filed on Form 10-Q, pg. 42, available at https://d18rn0p25nwr6d.cloudfront.net/CIK-0001792789/51c51224-d69c-476f-8b90-25d449da9cc2.pdf.

8 Commissioner Robert Jackson Jr., “Perpetual Dual-Class Stock: The Case Against Corporate Royalty,” Feb. 15, 2018, available at https://www.sec.gov/news/speech/perpetual-dual-class-stock-case-against-corporate-royalty structure created a risk of “potential poor management behavior that could lead to value destruction and avoidable investor loss.”9

While dual-class structures are often utilized in technology companies, 47% of 2020 dual-class technology IPOs contained a time-based sunset provision that allows for a single class of stock after a certain period of time, including Seer (5 years), ContextLogic/Wish (7 years), Snowflake (7 years), Pubmatic (10 years), Airbnb (20 years) and C3.ai (20 year).

DoorDash’s Classified Board Structure Constricts Accountability and Responsiveness to Shareholders

Furthering DoorDash’s poor governance practices is its decision to implement a classified board. Annual director elections allow shareholders to communicate to the board their concerns with regards to how directors are executing their fiduciary duties to company investors. Academic research has found that companies with staggered director elections have a lower firm value and can lead to managerial entrenchment and lower director effectiveness. There has been a strong trend away from declassified boards. According to a report by EY Center for Board Matters, as of 2020, an overwhelming majority of companies in the S&P500 (88%) adopted annual board elections. By using staggered elections, DoorDash denies its shareholders this important communication tool, thereby limiting yet another accountability mechanism for its investors.

Conclusion

At the company’s first annual meeting as a public company and in view of growing competitive and regulatory risks to its business model, it is imperative that DoorDash shareholders use what voice they have to send a clear message to the company. Therefore, we urge you to vote AGAINST on Director Xu (Item 1a). If you would like to discuss our concerns, please contact my colleague Cynthia Simon at Cynthia.simon@ctwinvestmentgroup.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted

9 Abhinav Ramnarayan, “UK fund manager LGIM says it is unlikely to participate in Deliveroo IPO”, Financial Post, Mar. 25, 2021, available at https://financialpost.com/pmn/business-pmn/uk-fund-manager-lgim-says-it-is-unlikely-to-participate-in-deliveroo-ipo. See also Attracta Mooney and Tim Bradshaw, “Legal & General joins investors shunning IPO”, Financial Times, Mar. 25, 2021, available at https://www.ft.com/content/fd86f79b-d813-44fb-96c1-ef25fa4a5751.